VIA EDGAR - CORRESPONDENCE FILING
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

     Re: ENGlobal Corporation - Form 10-K for the Fiscal Year ended December 31, 2004 SEC File No. 1-14217

Ladies and Gentlemen:

On June 28, 2005 we received your letter from Rufus Decker dated May 31, 2005 requesting that we provide the Securities and Exchange Commission (the "Commission") with certain responses to items disclosed in the Form 10-K filed with the Commission by ENGlobal Corporation (the "Company") for the year ended December 31, 2004. This letter sets forth the information requested in that letter. For your convenience, the paragraphs included in this letter are numbered to correspond with the comments in your letter.

General
-------

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings where applicable.

Our responses herein indicate, where applicable, the revisions to be included in future filings, which revisions are, in each case, subject to such changes as are dictated by future changes in the Company's business.

2. Please quantify each of the expected sources and uses of cash. For example, disclose the amount of planned capital expenditures. Refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

We will revise our Liquidity and Capital Resources discussion in future filings to include the expected sources and uses of cash.

Proposed Revision (noted in capitals):
Cash Flow
Operating activities required the use of $2.4 million in NET cash for the fiscal year ended December 31, 2004. During the fiscal years ended December 31, 2003 and 2002, operating activities provided net cash totaling $6.6 million and $1.3 million, respectively. Much of the decrease in our cash flow from operating activities IN 2004 occurred early in the fourth quarter of 2004 due to the acquisition of CIS WHICH WAS completed in October 2004. Subsequently, cash flow returned to a positive position in January 2005 as the integration of the CIS acquisition was substantially completed. THOUGH A DECLINE IN REVENUES WOULD BE LIKELY TO ADVERSELY IMPACT OUR CASH FLOW FROM OPERATIONS, WE BELIEVE THAT FUTURE CASH FLOWS, OUR ABILITY TO MANAGE THE TIMING OF ACQUISITIONS, AND OUR BORROWING CAPACITY UNDER OUR LINE OF CREDIT WILL ALLOW US TO MEET CASH REQUIREMENTS IN 2005 AND BEYOND. FUTURE USES OF CASH IN OPERATIONS WILL CONTINUE TO BE PRIMARILY FOR LABOR AND MATERIAL COSTS REQUIRED IN CONNECTION WITH CONTRACT PERFORMANCE.

Investing activities used cash totaling $1.8 million in 2004, compared to $471,000 in 2003 and $1.3 million in 2002. In 2004, our investing activities consisted of capital additions of $1.2 million primarily for computers and leasehold improvements to our Beaumont office. We used $625,000 in the fourth quarter of 2004 to COMPLETE the acquisitions of EDGI, AmTech, Cleveland

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Inspection Services, Inc., and InfoTech. FUTURE INVESTING ACTIVITIES ARE
ANTICIPATED TO REMAIN CONSISTENT WITH PRIOR YEARS AND INCLUDE CAPITAL ADDITIONS FOR LEASEHOLD IMPROVEMENTS, TECHNICAL APPLICATIONS SOFTWARE, AND EQUIPMENT, SUCH AS UPGRADES TO COMPUTERS. CAPITAL EXPENDITURES ARE LIMITED TO $1.2 MILLION UNDER THE LINE OF CREDIT AGREEMENT.

Financing activities provided cash totaling $4.2 million in 2004 and used cash totaling $6.1 million and $1.2 million during 2003 and 2002, respectively. Our primary financing mechanism is our revolving line of credit. The line of credit has been used principally to finance accounts receivable. During 2004, our borrowings, net of payments, on the line of credit were $8.0 million, and we repaid an aggregate of $3.8 million on our short-term and long-term BANK AND OTHER debt. FUTURE CASH FLOWS FROM FINANCING ACTIVITIES ARE ANTICIPATED TO BE BORROWINGS, PAYMENTS ON THE LINE OF CREDIT AND PAYMENTS ON LONG-TERM DEBT INSTRUMENTS. LINE OF CREDIT FLUCTUATIONS ARE A FUNCTION OF TIMING RELATED TO OPERATIONS OBLIGATIONS AND PAYMENTS RECEIVED ON ACCOUNTS RECEIVABLE. PAYMENTS ON LONG-TERM DEBT, INCLUDING INTEREST FOR THE COMING YEAR, ARE ESTIMATED TO BE $1,346,000.

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

We will revise our contractual obligations table in future filings to include estimated interest payments on the long-term debt.

Proposed Revision (noted in capitals):
The following table summarizes our contractual obligations as of December 31, 2004:


                                   Payments Due by Period
                                   ------------------------------------------------------------------
                                     2005       2006        2007       2008     2009 and     Total
                                                                                thereafter
                                   ---------- ----------  ---------  ---------- ----------  ---------
                                                            (in thousands)
                                   ------------------------------------------------------------------
                LONG-TERM DEBT (1) $   1,346  $   1,486   $ 14,781   $     542  $     479   $ 18,634
                    Capital leases         4          -          -           -          -          4
                  Operating leases     1,551      1,221      1,333         968      2,556      7,629
                                   ---------- ----------  ---------  ---------- ----------  ---------
TOTAL CONTRACTUAL CASH OBLIGATIONS $   2,901  $   2,707   $ 16,114   $   1,510  $   3,035   $  26,267
                                   ========== ==========  =========  ========== ==========  =========

(1)LONG-TERM DEBT INCLUDES FUTURE INTEREST PAYMENTS ASSUMING THE EXISTING
LONG-TERM DEBT AND REVOLVING CREDIT FACILITY REMAIN OUTSTANDING WITH THE
INTEREST RATE IN EFFECT AT DECEMBER 31, 2004. THE COMPANY'S INTEREST RATE ON ITS
REVOLVING CREDIT FACILITY FLUCTUATES WITH THE PRIME RATE.

4. Please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

The Company supplementally advises the Staff that the audit committee meets at least one time a quarter with management and the Company's independent registered public accounting firm. The Audit Committee discusses critical accounting estimates involved in the preparation of the Company's financial statements at each of its quarterly meetings.

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The Company's critical accounting policies are as follows:

Revenue Recognition and Collection Risk
---------------------------------------
The majority of the Company's revenues are recognized under cost-plus contracts. As a result, significant estimates are generally not involved with the recognition of revenue. In addition, most of our contracts are with Fortune 500 companies. As a result, collection risk is not a significant element in the revenue recognition process. In future filings, the Company will include the following disclosures: first paragraph under the caption Critical Accounting Policies-Revenue Recognition:

     BECAUSE THE MAJORITY OF THE COMPANY'S REVENUES ARE RECOGNIZED UNDER COST-PLUS CONTRACTS, SIGNIFICANT ESTIMATES ARE GENERALLY NOT INVOLVED IN DETERMINING REVENUE RECOGNITION. IN ADDITION, MOST OF OUR CONTRACTS ARE WITH FORTUNE 500 COMPANIES. AS A RESULT, COLLECTION RISK IS GENERALLY NOT A RELEVANT FACTOR IN THE RECOGNITION OF REVENUE.

Goodwill
--------
Goodwill is assessed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of goodwill may be impaired. We determine the fair value of our Engineering and Systems segments based on a multiple of EBITDA. Changes in assumptions and estimates in the determination of fair value for these two segments would be unlikely to result in impairment losses unless accompanied by a decline in the operating results of the two segments. In future filings, the Company will include the following disclosures: the paragraph under Critical Accounting Policies - Goodwill:

     A CHANGE IN ASSUMPTIONS IN THE ESTIMATION OF THE FAIR MARKET VALUE OF THE SEGMENTS WOULD UNLIKELY GIVE RISE TO AN IMPAIRMENT OF GOODWILL WITHOUT DETERIORATING OPERATING RESULTS IN THE SEGMENTS.

5. Given that on page 33 you mention a large foreign receivable from a client of EDG and on page 12 you mention business development agents in foreign countries, please disclose how you determined that you have no exposure to foreign currency exchange rate fluctuations. Please also disclose how you account for foreign currency transactions and provide the disclosures required by paragraph 30 of SFAS 52.

The Company supplementally advises the Staff that receivables from foreign sources are denominated in U.S. dollars. Therefore, there are no foreign currency exchange gains or losses. The Company will make the following revision in future filings.

Proposed Revision (noted in capitals):
The Company has no market risk exposure in the areas of interest rate risk from investments because the Company did not have an investment portfolio as of December 31, 2004. Currently, the Company does not engage in foreign currency hedging activities nor is the Company exposed to currency exchange rate fluctuation. ALL FOREIGN RECEIVABLES ARE DENOMINATED IN U.S. DOLLARS. ACCORDINGLY, THERE ARE NO FOREIGN EXCHANGE GAINS OR LOSSES.

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6. You are required to separately present product revenues from service revenues unless either is less than 10% of total revenues. Please confirm that you are in compliance with this requirement; otherwise please revise your presentation of revenues and corresponding cost of revenues. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

The Company supplementally advises the Staff that substantially all our revenues are from service contracts. The Company does not consider revenues from procurement services to be product revenues. Only 1.2% of total revenues is attributable to product revenues. As a result, the Company is not required to separately present product revenues.

7. Please disclose the types of expenses that you include in the direct costs line items and the types of expenses that you include in the selling, general, and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the direct costs line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from direct costs, please disclose:

     o In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
     o In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in direct costs and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general, and administrative expenses.

The Company supplementally advises the Staff that our direct costs include professional compensation and related benefits, materials, subcontractor services and other direct costs of projects. Our direct costs also include variable costs such as travel, repairs and maintenance and supplies directly related to producing revenues. Any freight charges, inspection costs, etc. are directly charged to the project to which the charges relate. Selling, general and administration costs include management and staff compensation, office costs such as rents and utilities, depreciation, amortization, travel and other expenses that are unrelated to specific client contracts, but directly related to the support of each segment's operations. A summarized version of these costs is included in MD&A on page 25. The Company will include the following disclosure in its Form 10-Q for the period ended June 30, 2005, and in all future Form 10-Ks.

Proposed Revision (noted in capitals):
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Profits and losses on fixed-fee contracts are recorded on the percentage-of-completion method of accounting, measured by the percentage-of-contract costs incurred to date relative to estimated total direct contract costs. DIRECT CONTRACT COSTS INCLUDE PROFESSIONAL COMPENSATION AND RELATED BENEFITS, MATERIALS, SUBCONTRACTOR SERVICES AND OTHER DIRECT COSTS OF PROJECTS. DIRECT CONTRACT COSTS ALSO INCLUDE VARIABLE COSTS SUCH AS TRAVEL, REPAIRS AND MAINTENANCE AND SUPPLIES DIRECTLY RELATED TO PRODUCING REVENUES. ANY FREIGHT CHARGES AND INSPECTION COSTS ARE DIRECTLY CHARGED TO THE PROJECT TO WHICH THE CHARGES RELATE. Anticipated losses on uncompleted contracts are charged to operations as soon as such losses can be estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

SELLING, GENERAL AND ADMINISTRATION COSTS INCLUDE MANAGEMENT AND STAFF COMPENSATION, OFFICE COSTS SUCH AS RENTS AND UTILITIES, DEPRECIATION, AMORTIZATION, TRAVEL AND OTHER EXPENSES THAT ARE UNRELATED TO SPECIFIC CLIENT CONTRACTS, BUT DIRECTLY RELATED TO THE SUPPORT OF EACH SEGMENT'S OPERATIONS.

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

8. Please expand your discussion to address how your revenue recognition policy for each type of revenue complies with the provisions of SAB Topic 13:A. Specifically, please address customer acceptance and inspection provisions as well as contract termination provisions, including customers' rights to terminate most contracts at will. Please also disclose whether you enter into revenue arrangements with multiple deliverables as well as how you account for these arrangements pursuant to EITF 00-21.

We will revise our discussion on revenue recognition in our 10-Q for the period ended June 30, 2005 and in future Form 10-Ks as follows:

Proposed Revision (noted in capitals):
Revenue Recognition
-------------------
The Company's revenues are composed of engineering service revenues and product sales. The Company recognizes service revenues as soon as the services are performed. The majority of the Company's ENGINEERING services HAVE HISTORICALLY BEEN provided through cost-plus contracts WHEREAS A MAJORITY OF THE COMPANY'S PRODUCT SALES ARE EARNED ON FIXED FEE CONTRACTS.

On occasion, the Company, serving as an agent for the client, procures materials and equipment on behalf of the client and the cost of such materials and equipment is reimbursed with no mark-up or profit. In accordance with Statement of Position (SOP) 81-1, revenues and costs for these types of purchases are not included in total revenues and costs. For financial reporting, this "pass-through" type of transaction is reported net. During 2004 and 2003, pass-through transactions totaled $15.9 million and $5.6 million, respectively.

Profits and losses on fixed-fee contracts are recorded on the percentage-of-completion method of accounting, measured by the percentage-of-contract costs incurred to date relative to estimated total contract costs. Contract costs include total labor, material, subcontractors and supplies. ON A PROJECT WHERE A LARGE AMOUNT OF PERMANENT MATERIALS ARE PURCHASED, INCLUDING THE COSTS OF THESE MATERIALS IN CALCULATING THE PERCENTAGE-OF-COMPLETION MAY OVERSTATE THE ACTUAL PROGRESS ON THE PROJECT. FOR THESE TYPES OF PROJECTS, THE COST-TO-COST METHOD DOES NOT APPROPRIATELY REFLECT THE PROGRESS OF THE PROJECTS; ACCORDINGLY, WE USE ALTERNATIVE METHODS SUCH AS ACTUAL LABOR HOURS FOR MEASURING PROGRESS ON THE PROJECT AND WE RECOGNIZE REVENUE ACCORDINGLY.

UNDER THE PERCENTAGE-OF-COMPLETION METHOD, REVENUE RECOGNITION IS DEPENDENT UPON THE ACCURACY OF A VARIETY OF ESTIMATES, INCLUDING THE PROGRESS OF ENGINEERING AND DESIGN EFFORTS, MATERIAL INSTALLATION, LABOR PRODUCTIVITY, COST ESTIMATES AND OTHERS. THESE ESTIMATES ARE BASED ON VARIOUS PROFESSIONAL JUDGMENTS MADE WITH RESPECT TO THE FACTORS NOTED AND ARE DIFFICULT TO ACCURATELY DETERMINE UNTIL PROJECTS ARE SIGNIFICANTLY UNDERWAY. DUE TO UNCERTAINTIES INHERENT TO THE ESTIMATION PROCESS, IT IS POSSIBLE THAT ACTUAL COMPLETION COSTS MAY VARY MATERIALLY FROM ESTIMATES. Anticipated losses on uncompleted contracts are charged to operations as soon as such losses can be estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

WE HAVE THREE MAJOR TYPES OF CONTRACTS:

     COST-PLUS, LABOR PLUS FIXED MARK-UP. UNDER COST-PLUS, LABOR PLUS FIXED MARK-UP CONTRACTS, WE CHARGE CLIENTS BASED ON ACTUAL LABOR RATES PLUS A FIXED MARK-UP THAT INCLUDES ESTIMATED RECOVERABLE DIRECT AND INDIRECT COSTS INCLUDING A PROFIT COMPONENT, WHICH IS APPLIED AS A PERCENTAGE OF THE RECOVERABLE LABOR TO ARRIVE AT A TOTAL DOLLAR ESTIMATE IN NEGOTIATING A COST-PLUS, LABOR PLUS FIXED MARK-UP CONTRACT. WE RECOGNIZE REVENUES BASED ON A MULTIPLE OF THE ACTUAL TOTAL NUMBER OF LABOR HOURS COMPLETED ON A PROJECT MULTIPLIED BY THE ACTUAL LABOR RATES AND MULTIPLIED BY THE NEGOTIATED FIXED MARK-UP PERCENTAGE, PLUS OTHER NON-LABOR COSTS AT COST PLUS A FIXED MARK-UP THAT WE NEGOTIATE AT THE TIME OF CONTRACT AWARD. AGGREGATE REVENUES FROM COST-PLUS, LABOR PLUS FIXED MARK-UP CONTRACTS MAY VARY IN SCOPE AND WE GENERALLY MUST OBTAIN A CHANGE ORDER IN ORDER TO RECEIVE ADDITIONAL REVENUES RELATING TO ANY ADDITIONAL COSTS THAT EXCEED THE ORIGINAL CONTRACT ESTIMATE (SEE "CHANGE ORDERS").

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     COST-PLUS, FIXED LABOR RATE. UNDER COST-PLUS, FIXED LABOR RATE CONTRACTS,
     WE CHARGE CLIENTS BASED ON FIXED LABOR RATES BY WORK CLASSIFICATION (PROJECT MANAGER, SR. ENGINEER, DESIGNER, CADD OPERATOR, ETC.) WHERE THE FIXED LABOR RATE INCLUDES ESTIMATED RECOVERABLE DIRECT AND INDIRECT COSTS PLUS A PROFIT COMPONENT. IN NEGOTIATING COST-PLUS, FIXED LABOR RATE CONTRACTS THE TOTAL DOLLAR ESTIMATE IS A MULTIPLE OF THE FIXED LABOR RATES TIMES THE RECOVERABLE WORK CLASS LABOR MAN-HOURS ESTIMATED TO COMPLETE THE PROJECT. WE RECOGNIZE REVENUES BASED ON A MULTIPLE OF THE FIXED LABOR RATES TIMES THE ACTUAL TOTAL NUMBER OF LABOR HOURS COMPLETED ON A PROJECT, PLUS OTHER NON-LABOR COSTS AT COST PLUS A FIXED RATE NEGOTIATED AT THE TIME OF CONTRACT AWARD. AGGREGATE REVENUES FROM COST-PLUS, FIXED LABOR RATE CONTRACTS MAY VARY IN SCOPE AND WE GENERALLY MUST OBTAIN A CHANGE ORDER IN ORDER TO RECEIVE ADDITIONAL REVENUES RELATING TO ANY ADDITIONAL COSTS THAT EXCEED THE ORIGINAL CONTRACT ESTIMATE (SEE "CHANGE ORDERS").

     FIXED PRICE. UNDER FIXED PRICE CONTRACTS, THE COMPANY ONLY CHARGES ITS CLIENTS AN AGREED AMOUNT NEGOTIATED IN ADVANCE OF A SPECIFIC SCOPE OF WORK, BE IT RELATED TO ENGINEERING SERVICE REVENUE OR PRODUCT SALES. WE RECOGNIZE REVENUES ON FIXED-PRICE CONTRACTS USING THE PERCENTAGE-OF-COMPLETION METHOD DESCRIBED ABOVE. PRIOR TO COMPLETION, GROSS PROFIT RECOGNITION ON ANY FIXED-PRICE CONTRACT IS DEPENDENT UPON THE ACCURACY OF OUR ESTIMATES AND WILL INCREASE TO THE EXTENT THAT CURRENT ESTIMATES OF AGGREGATE ACTUAL COSTS ARE BELOW THE AMOUNTS PREVIOUSLY ESTIMATED. CONVERSELY, IF THE COMPANY'S CURRENT ESTIMATED COSTS EXCEED PRIOR ESTIMATES, GROSS PROFIT WILL DECREASE AND WE MAY REALIZE A LOSS ON A PROJECT. IN ORDER TO INCREASE AGGREGATE REVENUE ON A CONTRACT, WE GENERALLY MUST OBTAIN A CHANGE ORDER TO RECEIVE PAYMENT FOR ADDITIONAL COSTS (SEE "CHANGE ORDERS").

CHANGE ORDERS. CHANGE ORDERS ARE MODIFICATIONS OF AN ORIGINAL CONTRACT THAT EFFECTIVELY CHANGE THE PROVISIONS OF THE CONTRACT WITHOUT ADDING NEW PROVISIONS. EITHER WE, OR OUR CLIENTS MAY INITIATE CHANGE ORDERS. CHANGE ORDERS MAY INCLUDE CHANGES IN SPECIFICATIONS OR DESIGN, MANNER OF PERFORMANCE, EQUIPMENT, MATERIALS, SCOPE OF WORK AND/OR THE PERIOD OF COMPLETION OF THE PROJECT.

CHANGE ORDERS OCCUR WHEN CHANGES ARE EXPERIENCED ONCE A CONTRACT IS BEGUN. CHANGE ORDERS ARE SOMETIMES DOCUMENTED AND THE TERMS OF CHANGE ORDERS ARE AGREED WITH THE CLIENT BEFORE THE WORK IS PERFORMED. OTHER TIMES, CIRCUMSTANCES MAY REQUIRE THAT WORK PROGRESS WITHOUT THE CLIENT'S WRITTEN AGREEMENT BEFORE THE WORK IS PERFORMED. COSTS RELATED TO CHANGE ORDERS ARE RECOGNIZED WHEN THEY ARE INCURRED. CHANGE ORDERS ARE INCLUDED IN THE TOTAL ESTIMATED CONTRACT REVENUE WHEN IT IS PROBABLE THAT THE CHANGE ORDERS WILL RESULT IN A BONA FIDE ADDITION TO VALUE THAT CAN RELIABLY ESTIMATED.

INSPECTION AND ACCEPTANCE (COST-PLUS CONTRACTS): GENERALLY, CLIENTS INSPECT AND ACCEPT WORK AS EXECUTED BASED ON DESIGNATED MILESTONES OR BILLING CYCLES, ALTHOUGH SUCH ACCEPTANCE DOES NOT WAIVE THE CLIENT'S RIGHT TO A CLAIM UNDER A WARRANTY PROVISION FOR WORK DEFICIENCIES THAT EXCEED INDUSTRY STANDARDS. IF WE ARE REQUIRED TO REMEDY DEFECTIVE WORK, THE CLIENT NORMALLY REIMBURSES ALL COSTS EXCEPT FOR THE LABOR COSTS NECESSARY TO CORRECT SUCH DEFECTS.

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INSPECTION AND ACCEPTANCE (FIXED PRICE CONTRACTS): GENERALLY, CLIENTS INSPECT
AND ACCEPT WORK BASED ON DESIGNATED MILESTONES, ALTHOUGH SUCH ACCEPTANCE DOES NOT WAIVE THE CLIENT'S RIGHT TO A CLAIM UNDER A WARRANTY PROVISION FOR WORK DEFICIENCIES. IF WE ARE REQUIRED TO REMEDY DEFECTIVE WORK, THE CLIENT NORMALLY REIMBURSES ALL COSTS EXCEPT FOR THE LABOR COSTS NECESSARY TO CORRECT SUCH DEFECTS.

CONTRACT TERMINATION PROVISIONS. GENERALLY, OUR CLIENTS MAY TERMINATE AT ANY TIME AND FOR ANY REASON ANY PART OF THE COMPANY'S PROJECT WORK BY GIVING PROPER NOTICE, SPECIFYING THE PART OF THE WORK TO BE TERMINATED AND THE EFFECTIVE DATE OF THE TERMINATION. IF ANY PART OF THE WORK ON A PROJECT IS TERMINATED, THE CLIENT, WITH RESPECT TO SUCH WORK, IS REQUIRED TO REIMBURSE THE COMPANY FOR ALL COSTS INCURRED PRIOR TO THE EFFECTIVE DATE OF TERMINATION AND FOR ALL ADDITIONAL AMOUNTS THAT ARE DIRECTLY RELATED TO THE WORK PERFORMED. THE CLIENT IS REQUIRED TO ISSUE A CHANGE ORDER WITH RESPECT TO ANY TERMINATION.

BASED ON THE CRITERIA FOUND IN SOF 81-1, PARAGRAPHS .40 AND .41, THE COMPANY HAS NOT HISTORICALLY ENTERED INTO CONTRACTS THAT CAN BE SEGMENTED. AS A RESULT, WE DON'T BELIEVE EITF 00-21 IS APPLICABLE.

9. You state that occasionally as an agent you procure material and equipment on behalf of your clients for which you do not record revenues and costs. Please disclose how you meet the criteria of SOP 81-1 to apply this accounting treatment.

The Company supplementally advises the Staff that certain contracts we enter into require us to serve as a purchasing agent by procuring subcontractors, material and equipment on behalf of a client with no mark-up or profit, in addition to the engineering services provided to the customer. The two primary contracts in which we provide these procurement services are both with Exxon-Mobil. The costs and related reimbursements from one of the contracts are recorded gross in revenues and cost of sales, respectively. In the other contract the costs and related reimbursements are netted in our financial statements. The following are the key relevant attributes of the contract for which the costs are recorded gross:

     We are the general contractor for the construction project;
     We are responsible for the performance of the subcontractors and the materials supplied; and,
     The project has a finite life.

The following are the key attributes of the contract for which the reimbursed costs are netted:

     The services provided are provided under a "master contract" that has no definitive life;
     The services are provided upon request on an as needed basis;
     We are required to procure services from contractors and vendors specified by Exxon-Mobil at rates and costs negotiated by Exxon-Mobil;
     All purchase orders are approved by Exxon-Mobil prior to materials being delivered or services being performed;
     Exxon-Mobil takes title to any goods delivered or services provided upon delivery of such material or services; and, We only bill Exxon-Mobil at agreed-upon rates for the time our employees incur to fulfill the orders and to process the related paperwork.

In the case of the first contract, we have the typical risks and rewards a general contractor would have. As a result, costs and the related reimbursements are grossed up. In the second contract, we do not have the normal risks and rewards found in a construction type contract. The contract does not have defined terms or scope of services. We render the services under the contract upon request. We are effectively outsourcing a portion of Exxon-Mobil's accounts payable and ordering functions. As such we believe this contract is a "service contract" and should be accounted for as described in paragraph 58 of SOP 81-1.

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10. Please disclose your accounting policy for change orders and how it conforms to the guidance provided in SOP 81-1. Please also disclose if you have a favorable history of negotiating and collecting work performed under change orders and assess if the generation of time and material billings every two weeks is timely enough to properly account for change orders.

The Company supplementally advises the Staff that in accordance with SOP 81-1, the accounting for change orders depends on the underlying circumstances, which for revenue recognition differs primarily based on the type of contract covering the work. Many times cost-plus contracts are begun with a limited scope of the work and then expanded later by our clients though the use of Change Orders as their process designs change or as additional equipment needs are identified due to the revamping of existing process units. Even though change orders are a normal element for cost-plus contracts they are generally identified and priced separately based on a level of estimated man-hours at previously negotiated labor rates and become a change in the contract price. Contract revenue and costs are adjusted to reflect change orders approved by our clients regarding both scope and price.

For client approved change orders on fixed price contracts, contract revenue and costs are adjusted to reflect changes in both scope and price. If change orders are in dispute or are unapproved in regard to either scope or price, we treat the change orders as claims. We recognize additional contract revenue only if it is probable that the change order will result in additional revenue and if the amount can be reliably estimated. If these two criteria are satisfied, revenue is recorded only to the extent that contract costs relating to the change order have been incurred.

We will include the following disclosure in future filings in MD&A "Critical Accounting Policies".

WE HAVE A FAVORABLE HISTORY OF NEGOTIATING AND COLLECTING FOR WORK PERFORMED UNDER CHANGE ORDERS AND OUR BI-WEEKLY BILLING CYCLE HAS PROVEN TO BE TIMELY ENOUGH TO PROPERLY ACCOUNT FOR CHANGE ORDERS.

In addition, the following paragraphs will be added to our accounting policy footnote on revenue recognition in the Form 10-Q for the period ended June 30, 2005 and in future Form 10-Ks:

Proposed Revision (noted in capitals):
CHANGE ORDERS. CHANGE ORDERS ARE MODIFICATIONS OF AN ORIGINAL CONTRACT THAT EFFECTIVELY CHANGE THE PROVISIONS OF THE CONTRACT WITHOUT ADDING NEW PROVISIONS. EITHER WE OR OUR CLIENTS MAY INITIATE CHANGE ORDERS. CHANGE ORDERS MAY INCLUDE CHANGES IN SPECIFICATIONS OR DESIGN, MANNER OF PERFORMANCE, EQUIPMENT, MATERIALS, SCOPE OF WORK, AND/OR THE PERIOD OF COMPLETION OF THE PROJECT.

CHANGE ORDERS OCCUR WHEN CHANGES ARE EXPERIENCED ONCE A CONTRACT IS BEGUN. CHANGE ORDERS ARE SOMETIMES DOCUMENTED AND THE TERMS OF CHANGE ORDERS ARE AGREED WITH THE CLIENT BEFORE THE WORK IS PERFORMED. OTHER TIMES, CIRCUMSTANCES MAY REQUIRE THAT WORK PROGRESS WITHOUT THE CLIENT'S WRITTEN AGREEMENT BEFORE THE WORK IS PERFORMED. COSTS RELATED TO CHANGE ORDERS ARE RECOGNIZED WHEN THEY ARE INCURRED. CHANGE ORDERS ARE INCLUDED IN THE TOTAL ESTIMATED CONTRACT REVENUE WHEN IT IS PROBABLE THAT THE CHANGE ORDERS WILL RESULT IN A BONA FIDE ADDITION TO VALUE THAT CAN RELIABLY ESTIMATED.

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11. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph a5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

The Company supplementally advises the Staff that we have only one lease containing step rent provisions or capital improvement funding. Neither the step rent provisions nor the capital improvement funding has been taken into account in computing the minimum lease payments, rent expense has not been recognized on a straight-line basis over the minimum lease term, and the rent concessions received in the amount of $415,000 has not been recorded on a gross basis. These departures from GAAP resulted in an overstatement of net income before income taxes by approximately $8,745 in 2004 and an understatement of leasehold improvements and deferred rent by approximately $300,500 at December 31, 2004, both of which we consider to be immaterial. We do not have any leases that include escalation clauses nor do our leases depend on an existing index or rate such as the consumer price index or the prime rate.

12. Please tell us how you account for your one-third investment in PEI Investments. Given that your CEO also owns a one-third interest in this entity, please tell us how you determined this is the appropriate accounting. Please include references to authoritative accounting literature in your explanation.

The Company supplementally advises the Staff that PEI Investments ("PEI") is a joint venture formed to purchase the building currently leased by the Company and by unrelated parties. We own 1/3 of PEI, our CEO owns 1/3, and a less than 5% shareholder owns the remaining 1/3. At the present time, we lease approximately 50.6% of the building, and the balance is leased by unrelated parties. The following is a summary balance sheet of PEI as December 31, 2004 (cash basis of accounting):

          Cash                                         $44,022
                                                      --------
          Property and equipment, net                 $410,065
                                                      --------
          Total assets                                $454,087
                                                      ========
          Equity                                      $454,087
                                                      ========

We have accounted for our investment in PEI on the equity method of accounting. As of December 31, 2004, our investment in PEI was zero. PEI was originally not consolidated because we did not own a controlling interest in PEI and do not believe that the Company and our CEO represented a control group for purposes of consolidation under SAS 100. As of December 31, 2004, our CEO owned less than 10% of our outstanding common stock. To consider the Company and the CEO to be a control group in a SAS 100 context would, in our judgment, require an agreement between the Company and the CEO to jointly vote their PEI ownership interests.

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

Next we evaluated whether PEI should be consolidated under FIN 46. Based on our analysis of FIN 46, in particular the language found in paragraph 5, PEI does not meet the requirements of a Variable Interest Entity ("VIE").

Our conclusion was based on the following factors. The PEI investors have the characteristics of a controlling financial interest. Each owner has a 1/3 unfettered voting interest. PEI is debt free and the building is only 50.6% leased by us, which are clear indications that PEI has the ability to finance its activities without additional subordinated support from the Company. A symmetry between voting rights and economic interests exists. The economic rights of the three owners are equal to their voting rights. Distributions, to the extent applicable, flow to the owners based on their respective ownership percentages. These factors led us to conclude that PEI is a Voting Interest Entity as opposed to a VIE.

13. During the year ended December 31, 2004, you purchased certain assets in EDGI, CIS, and Infotech. Please explain to us how each of these purchases represented an acquisition of a business. Refer to paragraph 9 of SFAS 141.

The Company supplementally advises the Staff that on January 23, 2004 ENGlobal Design Group, Inc. ("EDG") executed a "Net Asset Purchase Agreement" to purchase all of the assets of Engineering Design Group, Inc. ("EDGI") related to the business of providing design, engineering, installation and maintenance of automated controls systems for inventory control, leak detection and transfer, including related security, safety and information systems, for fuel handling systems utilized by the agencies and departments of state, local or federal governments, plus the financial software systems referred to as the Great Plains System. It is our opinion that all elements necessary for EDG to continue conducting normal operations as a business, including the ability to sustain a revenue stream by providing its output to its customers, remained after the transfer was completed. We believe the following summary of the transaction supports our position.

     Inputs included: (1) inventory; (2) work in progress as of the date of closing; (3) furniture, fixtures, machinery, equipment; and (4) governmental license(s), and 5) employment of substantially all employees, including management, on the date of closing.

     Processes included: (1) the permits, computer systems, such as Autocad and other proprietary design software, and hardware; (2) Great Plains System software; (3) that portion of EDGI's books and records which pertain to the operation of the business; and (4) all blue prints, specifications and manuals which pertain to the operation of the business.

     Outputs included: (1) all of EDGI's rights to the names "Engineering Design Group" and "EDG" together with logos, trademarks, trade names, telephone numbers, post office boxes, email addresses, web domain names and other intellectual property; and (2) all purchase contracts, sales contracts, proposals, and general contracts and commitments.

On September 28, 2004, ENGlobal Construction Resources, Inc. ("ECR") executed an "Asset Purchase Agreement" under which it agreed to purchase certain assets of Cleveland Inspection Services, Inc. ("CIS") related to the operation of CIS's business of providing inspection, construction management and related services. It is our opinion that all elements necessary for CIS to continue conducting normal operations as a business, including the ability to sustain a revenue stream by providing its output to its customers, remained after the transfer was completed. We believe the following summary of the transaction supports our position.

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

     Inputs included: (1) work in progress of the business as of the date of closing; (2) all furniture, fixtures, machinery, automobiles, equipment, instruments, supplies, tools, inventory, trade fixtures, signs and other tangible personal property used in connection with the business; (3) rights under insurance policies; (4) prepaid costs and expenses, deposits, deferred charges, advance payments, purchase rebates, product or service deposits and similar items; and (5) telephone numbers, post office boxes, email addresses, web domain names and other intellectual property used in connection with the business; (6) supplier lists and records; (7) employee records plus all other records, files, payroll records and papers; (8) information describing and related to Intellectual Property and Intangible Assets of the business; plus (9) substantially all employees, including management were hire on the date of closing.

     Processes included all books and records or the portion thereof which pertain to or are used for the operation of the business including without limitation all original plans, drawings and specifications, and files, drawings, writings and software which embody, describe, analyze, illustrate or otherwise pertain to work performed or to be performed for clients.

     Outputs included: (1) rights to complete any work performed, including any rights under any Sales Contracts assigned to ECR at the time of closing;
     (2) all Purchase Contracts, Sales Contracts and Proposals and General Contracts and Commitments; (3) all rights in any and all permits, approvals, qualifications, authorizations, licenses, consents, certifications or clearances and the like held or used by CIS in the conduct of the business issued by any government or governmental unit, agency, board, body or instrumentality, whether federal, state or local, and all applications; (4) all rights in and to the name "Cleveland Inspection Services, Inc." together with logos, trademarks, trade names;
     (5) potential customer lists and records; (6) business plans; plus (7) sales, promotional literature, and related correspondence.

On November 30, 2004, ENGlobal Systems, Inc. ("ESI") executed an "Asset Purchase Agreement" to purchase certain assets of InfoTech Engineering Company LLC ("InfoTech") related to the operation of InfoTech's business of information engineering solutions, master planning services, front-end engineering and design and advanced automation services as provided by InfoTech. It is our opinion that all elements necessary for InfoTech to continue conducting normal operations as a business, including the ability to sustain a revenue stream by providing its output to its customers, remained after the transfer was completed and we think the following summary of the transaction supports our position.

     Inputs included: (1) work in progress of the business as of the date of closing; (2) machinery, automobiles, equipment, instruments, supplies, tools, inventory, trade fixtures, signs and other tangible personal property used in connection with the business; (3) telephone numbers, post office boxes, email addresses, web domain names and other intellectual property; (4) supplier lists and records; (5) employee records; (6) information describing and related to Intellectual Property and Intangible Assets of the business; (7) all prepaid costs and expenses, deposits, deferred charges, advance payments, purchase rebates, product or service deposits and similar items; plus (8) substantially all employees, including management were hire on the date of closing.

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

     Processes included original plans, drawings and specifications, and files, drawings, writings and software which embody, describe, analyze, illustrate or otherwise pertain to work performed or to be performed for clients.

     Outputs included: (1) including rights to complete any work performed, including any rights under any sales contracts assigned to ESI at the time of closing; (2) all purchase contracts, sales contracts and proposals and general contracts and commitments, potential customer lists and records;
     (3) all rights in any and all permits, approvals, qualifications, authorizations, licenses, consents, certifications or clearances and the like held or used by InfoTech in the conduct of its business that were issued by any government or governmental body; (4) business plans; (5) all rights in and to the name "InfoTech Engineering" together with logos, trademarks, trade names; and (6) sales, promotional literature, and related correspondence.

14. You issued a $2.5 million five-year contingent promissory note with payments due annually. Please tell us more about the terms of this note and how you account for it. Specifically address how this amount is reflected in your financial statements as well as how interest expense is recorded related to this note.

The Company supplementally advises the Staff that our agreement to acquire Engineering Design Group, Inc. in January 2004 required a contingent promissory note payable to the sellers, in the amount of up to $2.5 million plus interest of 5% per annum. Payments are due annually in the amount of 4% of certain total revenues derived from our use of the seller's automated control technology and from the operation of the acquired business during the previous calendar year. The note matures on February 14, 2009. Any unpaid accrued interest and principal on the maturity date of the note will be fully discharged. The payment in February 2005, which was the first annual payment, was $130,669.

The entire amount of the February 2005 payment was recorded as an adjustment of the purchase price that constituted an addition to goodwill. Given the terms of the note and the level of revenues currently generated by the Company using the seller's automated control technology and the operation of the acquired business, it appears unlikely that any interest will be paid on this note and only a fraction of the principal will be paid. Our view is that the contingent promissory note is in substance a contingent purchase price that should be accounted for as such in accordance with paragraphs 26 and 27 of FASB 141.

15. Please disclose the types of amounts included in the corporate column for each period presented. Please also disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them in a separate column from the corporate one. Please also disclose what identifiable assets are included in the corporate column as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.

We will revise our segment information table in all future forms 10-Q and 10-K to include a column of inter-company eliminations of administrative costs. We will also add additional information regarding the types of amounts included in the corporate and elimination columns and additional information as to the assets included in the corporate column.

Proposed Revision (noted in capitals):
NOTE 17 - SEGMENT INFORMATION
With the sale of the manufacturing segment, the Company now operates in two business segments: engineering and systems. The engineering segment provides services primarily to major integrated oil and gas companies. The systems

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

segment operates primarily full-service systems/controls engineering and integration with some uninterruptible power systems and battery chargers. Sales, operating income, identifiable assets, capital expenditures and depreciation for each segment are set forth in the following table. The amount in the corporate segment includes those activities that are not allocated to the operating segments AND INCLUDE COSTS RELATED TO BUSINESS DEVELOPMENT, EXECUTIVE FUNCTION, FINANCE, ACCOUNTING, SAFETY, HUMAN RESOURCES AND INFORMATION TECHNOLOGY THAT ARE NOT SPECIFICALLY IDENTIFIABLE WITH THE TWO SEGMENTS. THE INTER-COMPANY ELIMINATION COLUMN INCLUDES THE AMOUNT OF ADMINISTRATIVE COSTS ALLOCATED TO THE SEGMENTS. THE CORPORATE FUNCTION SUPPORTS BOTH BUSINESS SEGMENTS AND THEREFORE CANNOT BE SPECIFICALLY ASSIGNED TO EITHER. A SIGNIFICANT PORTION OF CORPORATE COSTS ARE ALLOCATED TO EACH SEGMENT BASED ON EACH SEGMENT'S REVENUES AND SUBSEQUENTLY ELIMINATED IN CONSOLIDATION.

Segment information for 2004, 2003 and 2002 was as follows:
                        Engineering  Systems    Corporate  INTERCOMPANY   Total
                                                           ELIMINATIONS
                                             (in thousands)
                   2004
Net sales from external   $133,630   $ 15,258    $   --     $   --      $148,888
              customers
Operating profit (loss)     10,512        585       2,267     (8,872)      4,492
       Depreciation and        706        108         432       --         1,246
           amortization
        Tangible assets     31,971      6,673       3,332       --        41,976
               Goodwill     14,151      1,133        --         --        15,284
   Capital expenditures      1,378         20          67       --         1,465

                   2003
Net sales from external   $108,380   $ 15,339    $   --     $   --      $123,719
              customers
Operating profit (loss)     10,716        (38)        762     (6,906)      4,534
       Depreciation and        375         89         360       --           824
           amortization
        Tangible assets     22,642      3,049       3,048       --        28,762
               Goodwill     12,889        864        --         --        13,753
   Capital expenditures        902        105         139       --         1,146

                   2002
Net sales from external   $ 74,971   $ 14,151    $   --     $   --      $ 89,122
              customers
Operating profit (loss)      7,148        851       3,108     (7,333)      3,774
       Depreciation and        376         49         288       --           713
           amortization
        Tangible assets     17,841      5,751       3,267       --        26,859
               Goodwill     12,774        435        --         --        13,209
   Capital expenditures        156         56       1,121       --         1,333


TANGIBLE ASSETS INCLUDE CASH, ACCOUNTS RECEIVABLE, COSTS IN EXCESS OF BILLINGS, PREPAID EXPENSES, INCOME TAX RECEIVABLES, DEFERRED TAX ASSETS, PROPERTY AND EQUIPMENT, AND DEFERRED FINANCING. GOODWILL, INVESTMENTS IN SUBSIDIARIES, AND INTER-COMPANY ACCOUNTS RECEIVABLES AND PAYABLES ARE EXCLUDED.

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

16. Please provide the enterprise-wide disclosures required by paragraph 37 and 38 of SFAS 131.

We will revise our segment information note in future filings to include the disclosures below.

Proposed Revision (noted in capitals):
With the sale of the manufacturing segment, the Company now operates in two business segments: engineering and systems. The engineering segment provides services primarily to major integrated oil and gas companies THAT, FOR THE MOST PART, ARE LOCATED IN THE UNITED STATES. The systems segment operates primarily full-service systems/controls engineering and integration with some uninterruptible power systems and battery chargers TO CUSTOMERS THAT, FOR THE MOST PART, ARE LOCATED IN THE UNITED STATES. Sales, operating income, identifiable assets, capital expenditures and depreciation for each segment are set forth in the following table. The amount in the corporate segment includes activities that are not allocated to the operating segments AS WELL AS COSTS RELATED TO BUSINESS DEVELOPMENT, EXECUTIVE FUNCTION, FINANCE, ACCOUNTING, SAFETY, HUMAN RESOURCES AND INFORMATION TECHNOLOGY THAT ARE NOT SPECIFICALLY IDENTIFIABLE TO EITHER OF THE TWO SEGMENTS. THE INTER-COMPANY ELIMINATION COLUMN INCLUDES THE AMOUNT OF ADMINISTRATIVE COSTS ALLOCATED TO THE SEGMENTS.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS:
REVENUES FROM THE COMPANY'S NON-U.S. OPERATIONS ARE CURRENTLY NOT MATERIAL. THE COMPANY DOES NOT OWN ANY LONG-LIVED ASSETS LOCATED IN ANY COUNTRY OTHER THAN THE UNITED STATES.

17. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate locations for the definitions.

Our future filings will refer to the appropriate locations for the definitions of disclosure controls and procedures. Note that our Form 10-Q for the quarter ended March 31, 2005 correctly refers to Exchange Act Rules 13a-15(e) and 15d-15(e) with regard to the definitions.

Further, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;


     o staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the commission require any clarification or additional information, please contact me at the above address or by phone at (409)-840-2449.

Sincerely,

/s/ Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation


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cc: B. Coskey
    M. Burrow
    R. Hale
    K. Tunnell - Hein & Associates, LLP
    K. Lindauer - Jenkens & Gilchrist























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